SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of February, 2011

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  Confirm Appointment of Igal Mayer to Aviva Board

3 February 2011

APPOINTMENT OF IGAL MAYER TO THE BOARD OF AVIVA PLC - CONFIRMATION

Further to an announcement made on 19 January 2011, Aviva plc ("Aviva") confirms that Igal Mayer's appointment as an executive director on the Board of Aviva took effect from that date.

This disclosure is made pursuant to paragraph 9.6.12 of the Listing Rules.

- ends -

Media enquiries:
Nigel Prideaux                                                                         +44 (0)20 7662 0215
Sue Winston                                                                           +44 (0)20 7662 8221

Analyst enquiries:
Charles Barrows                                                                     +44 (0)20 7662 8115

Notes to editors:

• Aviva is the world's sixth largest* insurance group, serving 53 million customers across Europe, North America and Asia Pacific

•     Aviva's main business activities are long-term savings, fund management and general insurance, with worldwide total sales of £45.1 billion and funds under management of £379 billion at 31 December 2009

• We are the largest insurance services provider in the UK and one of the leading providers of life and pensions products in Europe

• The Aviva media centre at www.aviva.com/mediaincludes images, executive biographies, company and product information, and a news release archive

• For broadcast-standard video, please visit http://www.aviva.com/media/video/.

• Follow us on twitter: www.twitter.com/avivaplc

*based on gross worldwide premiums at 31 December 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 3 February, 2011

AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary